Exhibit 99.1

Safe Bulkers, Inc. Reports Third Quarter and First Nine Months of 2009 Results

Athens, Greece – November 3, 2009 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three- and nine- month periods ended September 30, 2009.

Summary of Third Quarter 2009 Results

•

Net revenue for the third quarter of 2009 decreased by 31% to $36.9 million from $53.4 million during the same period in 2008. The Company operated 13.2 vessels on average during the third quarter of 2009, earning a Time Charter Equivalent (“TCE”)1 rate of $30,113, compared to 11 vessels and a TCE rate of $52,724 during the third quarter of 2008.  The decrease in the TCE rate resulted mainly from lower period time charter rates contracted during the second quarter of 2009 or during previous periods.

•

Net income was $22.2 million, or earnings per share of $0.41, in the third quarter of 2009 , a decrease of 43% from net income of $39.2 million, or earnings per share of $0.72, in the third quarter of 2008. The decrease in net income of $17.0 million is mainly due to the decrease of net revenue as described above.

•

EBITDA2 was $26.5 million for the third quarter of 2009 , a decrease of 42% from $45.7 million in the third quarter of 2008, mainly due to lower net income as described above.

•

A dividend of $0.15 per share was declared for the third quarter of 2009.

Summary of Results for the First Nine Months of 2009

•

Net revenue for the first nine months of 2009 decreased by 17% to $128.0 million from $154.1 million during the same period in 2008.  The Company operated 12.9 vessels on average during the first nine months of 2009, earning a TCE rate of $36,241, compared to 11 vessels and a TCE rate of $51,511 during the first nine months of 2008.

•

Net income was $142.2 million, or earnings per share of $2.61, in the first nine months of 2009, an increase of 33% from net income of $107.3 million, or earnings per share of $1.97, in the first nine months of 2008.   The increase in net income of $34.9 million reflects mainly: (i) net revenue of $128.0 million, compared to $154.1 million, (ii) early redelivery income of $75.0 million, compared to early redelivery cost of $0.6 million, (iii) loss on asset cancellations of $20.7 million, compared to none, (iv) foreign exchange gain of $0.9 million, compared to foreign exchange loss of $9.0 million and (v) loss from derivatives of $3.2 million, compared to gain from derivatives of $1.5 million for the corresponding periods of 2009 and 2008, respectively.

•

EBITDA was $159.2 million for the first nine months of 2009 , an increase of 26% from $126.6 million in the first nine months of 2008, mainly due to higher net income as described above.

Dividend Declaration

The Company declared a cash dividend on its common stock of $0.15 per share payable on or about November 27, 2009 to shareholders of record at the close of trading of the Company's common stock on the New York Stock Exchange (the “ NYSE”) on November 20, 2009.

The Company had 54,512,931 shares of common stock outstanding as of October 31, 2009.

The Board of Directors of the Company is continuing a policy of paying out a portion of the Company’s free cash flow at a level it considers prudent in light of the current economic and financial environment. The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) our earnings, financial condition and cash requirements and availability, (ii) our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy, (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends, (iv) restrictive covenants in our existing and future debt instruments and (v) global financial conditions. We can give no assurance that dividends will be paid in the future.

Fleet and Employment Profile

•

The Company’s operational fleet was comprised of 14 drybulk vessels with an average age of 3.54 years as of September 30, 2009.

•

We have entered into a 12- to 14-month period time charter for the Andreas K, a 92,000 dwt Post-Panamax class vessel with a delivery date in November 2009, at a gross daily rate of $20,500 less 3.75% total commissions. Our subsidiary Maxdodeka Shipping Corporation took delivery of the newbuild Andreas K on September 8, 2009.

•

As of October 30, 2009, the contracted employment of the Company’s fleet under period time charters was as follows: 92% of fleet ownership days for the remaining days of 2009, 86% for 2010 and 59% for 2011. This includes all vessels which will be delivered to us through 2011.

Management Commentary

Polys Hajioannou, Chairman of the Board of Directors and Chief Executive Officer of the Company, said:  “Our Board has declared a dividend of $0.15 per share, which is the sixth consecutive quarterly cash dividend of the Company since its initial public offering and at the same level as that of the previous quarter. We continue to pay out a portion of our free cash flows, while we further strengthen our balance sheet, which will provide to us additional flexibility.”

Conference Call

On Wednesday, November 4, 2009 at 9:00 A.M. EST, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

In case of any problem with the above numbers, please dial 1 (866) 223-0615 (US Toll Free Dial In), 0(800) 694-1503 (UK Toll Free Dial In) or +44 (0)1452 586-513 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until November 11, 2009 by dialing 1 (866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Third Quarter 2009 Results

Net income decreased by 43% to $22.2 million for the third quarter of 2009 from $39.2 million for the third quarter of 2008. This decrease is attributable to the following factors:

Net revenues: Net revenues were $36.9 million for the third quarter of 2009, a 31% decrease compared to $53.4 million for the third quarter in 2008. Net revenues decreased due to lower time charter rates prevailing in the charter market.

Vessel operating expenses: Vessel operating expenses increased to $5.0 million for the third quarter of 2009, a 32% increase compared to $3.8 million for the same period in 2008. This increase is attributed mainly to the following factors: (i) an increase in the average number of vessels being operated, from 11 vessels during the third quarter 2008 to 13.2 vessels during the same period in 2009, (ii) the expense associated with obtaining initial supplies for the delivery of the newbuild vessel Andreas K, (iii) the expense associated with the partial completion of one dry-docking during the third quarter of 2009, compared to none during the same period of 2008 and (iv) the increase in crew expenses. Daily vessel operating expenses increased by 11% to $4,130 for the third quarter 2009, compared to $3,733 for the third quarter of 2008.

Early redelivery income/(cost): During the third quarter of 2009, we recorded $2.9 million of early redelivery income relating to the early termination of period time charters of our vessels Pedhoulas Leader and Stalo, versus none for the same period in 2008. Pedhoulas Leader was redelivered early on July 19, 2009 instead of November 22, 2009, which was the contracted earliest redelivery date.  In connection with the early redelivery of Pedhoulas Leader, we received cash compensation of $2.7 million from the relevant charterer. Stalo was redelivered early on July 20, 2009 instead of July 29, 2009, which was the contracted earliest redelivery date. In connection with the early redelivery of Stalo, we received cash compensation of $0.2 million from the relevant charterer. Pedhoulas Leader is currently employed in the period time charter market and Stalo in the spot charter market.

Interest expense: Interest expense decreased to $1.9 million in the third quarter of 2009 from $4.1 million for the same period in 2008, notwithstanding the increase in weighted average indebtedness. The decrease in interest expense is attributable to the declining USD LIBOR levels as reflected in the decrease of weighted average interest rate from 3.758% in the third quarter of 2008, to 1.600% in the third quarter of 2009. The weighted average of loans outstanding during the third quarter of 2008 was $427.7 million, compared to $474.5 million during the third quarter of 2009. The higher weighted average indebtedness reflects additional indebtedness to finance vessel acquisitions and indebtedness used for general corporate purposes.

(Loss)/Gain on derivatives: Loss on derivatives increased to $6.0 million in the third quarter of 2009, compared to $3.1 million for the same period in 2008, as a result of the mark-to-market valuation of the Company’s interest rate swap transactions which were transacted to manage the risk and interest rate exposure of our loan and credit facilities. At the end of the third quarter of 2009 there were 12 interest rate swap transactions outstanding, while 7 such transactions were outstanding at the end of the third quarter of 2008. The valuation of these interest rate swap transactions at the end of each quarter is affected by the prevailing interest rates at that time.

Cash, time deposits & restricted cash: Cash, time deposits & restricted cash as of September 30, 2009 increased by $45.9 million to $127.5 million from $81.6 million as of December 31, 2008. Cash, time deposits & restricted cash as of September 30, 2009 include cash and cash equivalents and short-term bank deposits amounting to $26.7 million, and the current portion of restricted cash of $100.8 million. The restricted cash represents collateral pledged in favor of our banks in connection with performance guarantees issued on our behalf for payments to shipyards totaling $32.6 million, and cash pledged in favor of our lenders of $68.2 million pursuant to our loan agreements, as amended.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED  STATEMENTS OF INCOME (UNAUDITED)

	Three-Month Period Ended September 30,		Nine-Month Period Ended September 30,
(In thousands of U.S. Dollars, except for share and per share data)	2008	2009	2008	2009
REVENUES:
Revenues	55,648	37,791	160,287	130,965
Commissions	(2,239)	(885)	(6,153)	(2,927)
Net revenues	53,409	36,906	154,134	128,038
EXPENSES:
Voyage expenses	(52)	(261)	(169)	(480)
Vessel operating expenses	(3,778)	(5,030)	(12,605)	(14,408)
Depreciation	(2,614)	(3,409)	(7,784)	(9,952)
General and administrative expenses	(1,625)	(1,774)	(6,342)	(5,502)
Early redelivery income/(cost)	-	2,887	(565)	74,951
Loss on asset cancellations	-	-	-	(20,699)
Operating income	45,340	29,319	126,669	151,948
OTHER (EXPENSE) / INCOME:
Interest expense	(4,109)	(1,941)	(12,382)	(8,819)
Other finance costs	(103)	(143)	(263)	(391)
Interest income	374	1,025	956	1,866
(Loss)/gain on derivatives	(3,112)	(6,006)	1,456	(3,175)
Foreign currency gain/(loss)	922	(57)	(9,003)	903
Amortization and write-off of deferred finance charges	(65)	(38)	(109)	(86)
Net income	39,247	22,159	107,324	142,246
Earnings per share	0.72	0.41	1.97	2.61
Weighted average number of shares	54,500,000	54,512,014	54,500,000	54,509,508

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands of U.S. Dollars)	December 31, 2008	September 30, 2009
ASSETS
Cash, time deposits & restricted cash	81,605	127,548
Asset held for sale	-	16,969
Other current assets	6,479	6,128
Total fixed assets	387,296	452,383
Other non-current assets	6,900	6,066
Total assets	482,282	609,094
LIABILITIES AND EQUITY

Current portion of long-term debt & liability directly associated with asset held for sale	54,807	49,104
Other current liabilities	16,056	12,907
Long-term debt, net of current portion	413,483	421,832
Other non-current liabilities	33,481	43,034
Shareholders (deficit)/equity	(35,545)	82,217
Total liabilities and equity	482,282	609,094

Fleet Data

	Three-Month Period Ended September 30,		Nine-Month Period Ended September 30,
	2008	2009	2008	2009

FLEET DATA
Number of vessels at period’s end	11.00	14.00	11.00	14.00
Weighted average age of fleet (in years)	3.37	3.54	3.37	3.54
Ownership days (1)	1,012	1,218	3,014	3,529
Available days (2)	1,012	1,217	2,989	3,520
Operating days (3)	1,006	1,202	2,976	3,505
Fleet utilization (4)	99.4%	98.7%	98.7%	99.3%
Average number of vessels in the period (5)	11.00	13.24	11.00	12.93
AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	$52,724	$30,113	$51,511	$36,241
Daily vessel operating expenses (7)	$3,733	$4,130	$4,182	$4,083

_____________

(1)

Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days represent the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3)

Operating days represent the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.

(4)

Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during that period.

(5)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(6)

Time charter equivalent rates, or TCE rates, represent our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period.

(7)

Daily vessel operating expenses include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

EBITDA RECONCILIATION

(In thousands of U.S. Dollars)

	Three-Month Period Ended September 30,		Nine-Month Period Ended September 30,
	2008	2009	2008	2009

Net Income	39,247	22,159	107,324	142,246
Plus Net Interest Expense	3,735	916	11,426	6,953
Plus Depreciation	2,614	3,409	7,784	9,952
Plus Amortization	65	38	109	86
EBITDA	45,661	26,522	126,643	159,237

EBITDA represents net income before interest, income tax expense, depreciation and amortization. EBITDA is not a recognized measurement under US GAAP. EBITDA assists the Company’s management and investors by increasing the comparability of the Company’s fundamental performance from period to period and against the fundamental performance of other companies in the Company’s industry that provide EBITDA information. The Company believes that EBITDA is useful in evaluating the Company’s operating performance compared to that of other companies in the Company’s industry because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance.

EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. EBITDA should not be considered a substitute for net income and other operations data prepared in accordance with US GAAP or as a measure of profitability. While EBITDA is frequently used as a measure of operating results and performance, it is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

Fleet Employment Profile as of October 30, 2009

Set out below is a table showing our existing vessels and their contracted employment.

Vessel Name	DWT	Year Built	Charter Rate (a) USD/day	Time Charter Duration (b)
MV Efrossini (c)	76,000	2003	Spot	Oct 2009 - Nov 2009
MV Maria	76,000	2003	18,000	Jun 2009 - Aug 2010
MV Vassos	76,000	2004	29,000	Nov 2008 - Oct 2013
MV Katerina	76,000	2004	15,500	Jun 2009 - May 2011
MV Maritsa	76,000	2005	15,500 28,000 (d)	Jan 2009 - Dec 2009 Jan 2010 - Jan 2015
MV Pedhoulas Merchant	82,300	2006	43,120 (e)	Nov 2008 - Nov 2010
MV Pedhoulas Trader	82,300	2006	41,500 (f)	Aug 2008 - Jul 2013
MV Pedhoulas Leader	82,300	2007	18,500	Jul 2009 - Jun 2011
MV Stalo	87,000	2006	Spot 34,160	Oct 2009 - Nov 2009 Jan 2010 - Dec 2014
MV Marina	87,000	2006	41,500 (g)	Dec 2008 - Dec 2013
MV Sophia	87,000	2007	34,720	Oct 2008 - Sep 2013
MV Eleni	87,000	2008	41,640 (h)	Nov 2008 - Mar 2015
MV Martine	87,000	2009	40,500	Feb 2009 - Feb 2014
MV Andreas K	92,000	2009	Spot 20,500	Sep 2009 - Nov 2009 Nov-2009 - Nov 2010

(a)

Either gross charter rate or average gross charter rate for charter parties with variable rates among periods or for consecutive charter parties with the same charterer under similar basic terms.

(b)

Delivery/redelivery dates reflect Company’s best estimates, but actual delivery/redelivery dates can differ pursuant to the terms of the relevant charter contract.

(c)

Vessel is committed for sale, scheduled to be delivered to her new owner during December 2009.

(d)

Reflects average rate among various options available to the charterer.

(e)

Extension of existing contract from Nov. 2008 to Nov. 2009 at $75,000 until Nov. 2010 at a rate of $43,120 as of Jan. 25, 2009.

(f)

Five-year variable rate contract, first year at $69,000, second year at $56,500, third year at $42,000, fourth and fifth years at $20,000.

(g)

Five-year variable rate contract, $61,500 from Dec. 2008 to Mar. 2009, $57,500 from Apr. 2009 to Dec. 2009, $52,500 from Dec. 2009 to Dec. 2010, $42,500 from Dec. 2010 to Dec. 2011, $32,500 from Dec. 2011 to Oct. 2012, $31,500 from Oct. 2012 to Dec. 2012 and $21,500 from Dec. 2012 to Dec. 2013.

(h)

Three contracts in direct continuation, the first from Nov. 2008 to Oct. 2009 at $70,000, the second from Oct. 2009 to Mar. 2010 at $66,400 and the third from Apr. 2010 to Apr. 2015 at $34,160.

The contracted charter coverage, including newbuilds expected to be delivered through 2011, based on Company’s best estimate as of October 30, 2009, is:

2009

....................…………...…………92%

2010

....................…………...…………86%

2011

....................…………...…………59%

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly grain, iron ore and coal, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company's common stock is listed on the NYSE, where it trades under the symbol “SB”. The Company’s fleet consists of 14 drybulk vessels, all built post-2003, and the Company has contracted to acquire additional drybulk newbuild vessels to be delivered at various times beginning in 2010 through 2011.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended and in Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the ability to satisfy the closing conditions of the acquisition, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 (210) 899-4980

Fax: +30 (210) 895-4159

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Ramnique Grewal

Vice President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com

Footnotes

1 Refer to definition of “TCE” in Note 6 of Fleet Data Table.

2 EBITDA represents net income plus interest expense, tax, depreciation and amortization. See "EBITDA    Reconciliation".